SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 17, 2009

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated March 17, 2009 regarding “Ericsson’s Annual General Meeting”

March 17, 2009

PRESS RELEASE

Ericsson’s Annual General Meeting

Ericsson’s (NASDAQ: ERIC) Annual General Meeting of shareholders will be held at the Annex to the Ericsson Globe, Globentorget, Stockholm, Sweden at 3pm on Wednesday, April 22, 2009. Below is an extract from the notice. The complete notice of the Annual General Meeting is enclosed as a PDF file.

The nomination committee proposes Michael Treschow is re-elected Chairman of the board of directors; and Roxanne S. Austin, Sir Peter L. Bonfield, Börje Ekholm, Ulf J. Johansson, Sverker Martin-Löf, Nancy McKinstry, Anders Nyrén, Carl-Henric Svanberg and Marcus Wallenberg are re-elected members of the board of directors. It also proposes the number of board members to be elected by the meeting remains ten and no deputy directors be elected.

The nomination committee proposes in substance an unchanged procedure on appointment of the nomination committee.

The nomination committee proposes unchanged board of directors fees and it be possible, as last year, to pay part of the fees to the directors, in respect of their board assignment (however, not in respect of committee work), in the form of synthetic shares. A synthetic share signifies a right to receive future payment of an amount corresponding to the market price of a share of series B in the company on NASDAQ OMX Stockholm at the time of payment.

The board of directors proposes the Annual General Meeting of shareholders resolves on the guidelines for remuneration and other employment terms for the senior management for the period up to the 2010 Annual General Meeting. The guidelines proposed do not comprise any material changes compared to the principles resolved by the 2008 Annual General Meeting.

The board of directors proposes the implementation of the Long-Term Variable Remuneration Program 2009 (LTV 2009), which is in all material respects similar to the previous programs. The board of directors further proposes a directed share issue and buy-back of 27 million C-shares and that the board of directors shall be authorized to resolve on an offer to acquire shares directed to all holders of C-shares in Ericsson in order to finance the compensation plan.

The board of directors proposes a dividend of SEK 1.85 per share and Monday, April 27, 2009, as record date for dividend. Assuming this date will be the record day, Euroclear Sweden AB (formerly VPC AB) is expected to disburse dividends on Thursday, April 30, 2009.

Notes to editors:

See the complete notice of Annual General Meeting of shareholders in the enclosed PDF document.

The Ericsson Board proposes a Long-Term Variable Remuneration Program and a directed issue and buy-back of C-shares: www.ericsson.com/press/releases/20090312-1297210.shtml

Ericsson is the world’s leading provider of technology and services to telecom operators. The market leader in 2G and 3G mobile technologies, Ericsson supplies communications services and manages networks that serve more than 250 million subscribers. The company’s portfolio comprises mobile and fixed network infrastructure, and broadband and multimedia solutions for operators, enterprises and developers. The Sony Ericsson joint venture provides consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of ‘communication for all’ through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 70,000 employees generated revenue of USD 27 billion (SEK 209 billion) in 2008. Founded in 1876 and headquartered in Stockholm, Sweden, Ericsson is listed on OMX Nordic Exchange Stockholm and NASDAQ

For more information, visit www.ericsson.com or www.ericsson.mobi.

FOR FURTHER INFORMATION, PLEASE CONTACT

Media

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: press.relations@ericsson.com

Investors

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: March 17, 2009